Invictus Reflects on Major Milestones Including 2 Sales Licenses under ACMPR

VANCOUVER, May 23, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTC: IVITF; FRA: 8IS1) is pleased to highlight major milestones as the fast-growing cannabis Company prepares for the coming recreational marketplace with new construction and development projects, fresh products and a dynamic and muscular approach to retail sales.

Invictus has raised over $93 million dollars since inception and deployed funds into acquiring and expanding licenses under the Access to Cannabis for Medical Purposes Regulations ("ACMPR").

"Invictus was just beginning its march towards cannabis cultivation and sales a year ago. The news then was more about building plans and establishing goals and now includes ongoing expansion, cannabis sales and distribution strategies," said Invictus Founder and CEO Dan Kriznic. "Health Canada recently awarded our second sales license. We now have sales license in Acreage Pharms Ltd. ("Acreage Pharms") in Alberta and AB Laboratories Inc. ("AB Labs") in Ontario. Our ambitious retail plan involves building out dispensaries across three provinces, as well as partnerships with multiple other sales platforms and industry colleagues. We are launching a first-of-its-kind zero-cleaning vaporizer called PODA, cultivating an ever-increasing portfolio of strains, and meeting ongoing construction and development goals. We have innovative cultivation facilities in two provinces with an option to acquire a pre-license facility that has been built out and is awaiting final licensing in a third province. The message of Invictus and its ongoing vision is communicated loud and clear by our new Chief Evangelist Officer — rock 'n' roll legend and entrepreneurial engine Gene Simmons, one of the founders of the seminal band KISS."

Some accomplished milestones include:

•	Invictus' wholly owned subsidiary, Acreage Pharms received license to sell Cannabis under the ACMPR.
•	Launched an ambitious cannabis oil extraction program, an investment that involved the purchase of top-of-the-line C02 extraction equipment and the hiring of key extraction personnel.
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In January 2018, Invictus sold its first dried flower from subsidiary AB Labs to Canopy Growth Corporation's (TSX:WEED) CraftGrow line on Tweed Main Street's online store. The online platform features only high-quality cannabis by an elite group of producers.

•	Increased its strategic investment in AB Labs from 33.3 percent ownership to 50 percent ownership.
•	Acreage Pharms acquired 23 new strains, offering even more depth and breadth to the company's cannabis cultivation portfolio.
•	AB Labs completes $5 million purchase of land and building for its Phase II expansion.
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Appoints music legend and entrepreneurial powerhouse Gene Simmons, one of the founders of the seminal rock 'n' roll band KISS, as Chief Evangelist Officer and changes TSX Venture Exchange symbol from IMH to GENE.

•	Completes 33,000-square-foot Phase 2 construction for Acreage Pharms, and begins preparing site for 80,000-square-foot Phase 3 expansion project for total of 120,000 square feet exiting 2018.
•	Unveils aggressive retail strategy, involving dispensaries in three provinces and strong partnerships with other leading industry leaders for cannabis sales.
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Announces summer 2018 release of Poda, the world's first zero-cleaning vaporizer system. Poda's fully biodegradable pods are self- contained, and do not contaminate the vaporizer with odor, flavor and residue. As a result, the medical-grade device can be used for other products, including tobacco and coffee.

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Announces that it had entered into a binding letter of intent for an option to acquire 100% of the outstanding shares of a British Columbia ACMPR applicant with two properties one of which is on 32 acres with low cost of power and significant land to build expansion.

The anticipated year ahead includes the launch of retail stores and sales of cannabis through agreements with other industry partners in addition to expanding square footage in three provinces to meet the domestic and global demand for cannabis. Our expected square footage footprint over the next 24 months are as follows:

Invictus' Canadian Production Footprint:

			Square Footage
Company	Phase	Province	Current	31-Dec-18	31-Dec-19
Acreage Pharms	1	Alberta	7,000	7,000	7,000
Acreage Pharms	2	Alberta	33,000	33,000	33,000
Acreage Pharms	3	Alberta		80,000	80,000
Acreage Pharms	4	Alberta			240,000
Total Acreage Pharms			40,000	120,000	360,000
AB Laboratories	1	Ontario	16,000	16,000	16,000
AB Laboratories	2	Ontario		40,000	40,000
Total AB Laboratories			16,000	56,000	56,000
AB Ventures	1	Ontario		21,000	21,000
AB Ventures	2	Ontario		80,000	80,000
Total AB Ventures			-	101,000	101,000
Option Co	1	British Columbia		50,000	50,000
Option Co	2	British Columbia			250,000
Total Option Co			-	50,000	300,000
Total Combined			56,000	327,000	817,000

"We have done everything necessary to lay a sturdy foundation for the coming months, when Canada is expected to commence sales of recreational cannabis," said Kriznic. "We purchased and developed — and continue to purchase and develop — key properties for cannabis cultivation and manufacturing. We built an exceedingly strong management team, adding entrepreneurial legend Gene Simmons to a high-profile leadership position. We forged strong and fruitful partnerships with other industry leaders like Canopy Growth Corporation. We developed and are poised to execute a savvy and robust retail plan. We made important extraction and cultivation investments. We announced plans for a game-changing zero-cleaning vaporizer. We are proud of the parade of accomplishments, and with immense anticipation look forward to the thrilling year ahead."

About Invictus

Invictus owns and operates two cannabis production sites under the ACMPR in Canada with the vision of producing a variety of high quality and low cost cannabis products and strains to the global market place as regulations permit. The Company's wholly owned subsidiary Acreage Pharms Ltd. ("Acreage Pharms") is located in West-Central Alberta. Invictus also owns 50% of AB Laboratories Inc. ("AB Labs") located in Hamilton, Ontario. During the first quarter of 2018 AB Labs submitted a secondary license to Health Canada for a nearby property on 100 acres under the name AB Ventures Inc. ("AB Ventures"). Recently the Company announced that it has entered into a binding letter of intent for an option to acquire 100% of the outstanding shares of an applicant (the "Option Co") the ACMPR.

Combined, the licensed producers owned by Invictus expect to have approximately 327,000 square feet of cannabis production capacity by the end of 2018 and 817,000 square feet of cannabis production capacity by the end of 2019.

Gene Simmons, music legend and media mogul, conveys the vision of Invictus as the Chief Evangelist Officer.

Invictus owns 100% of Poda and its related intellectual property, the world's first zero-cleaning vaporizer system. Poda's fully biodegradable pods are self-contained, and do not contaminate the vaporizer with odor, flavor and residue.

In addition to the ACMPR licenses, the Company has an 82.5% investment in Future Harvest Development Ltd. a high quality Fertilizer and Nutrients manufacturer based in Kelowna, British Columbia that has been in operation for over 20 years under the brand Plant Life Products and Holland Secret.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the development of additional cannabis strains, the potential acquisition of Option Co, the potential production capacity of Option Co, AB Labs, AB Ventures and Acreage Pharms, the completion of Option Co, AB Ventures and Acreage Pharms' production facilities, the granting of regulatory approval and anticipated timing of Option Co, AB Labs reaching full production capacity, the granting of Option Co's first and second license, AB Labs secondary license, the granting of a sales license under the ACMPR to Option Co and Acreage Pharms, expected sales of inventory and the legalization of the recreational use of marijuana in Canada in 2018 are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that Acreage Pharms will be successful in developing additional cannabis strains, that the Company will be successful in exercising its option to acquire Option Co including obtaining TSX Venture Exchange approval of the acquisition, that Option Co and AB Labs will be successful in reaching their potential production capacity on the timeline expected by the Company, Option Co, AB Ventures and Acreage Pharms' production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, Option Co and AB Labs will reach full production capacity on the timeline anticipated by the Company, Option Co will be granted its first and second licenses, AB Labs will be granted its secondary license on the terms and timeline anticipated by the Company, no unforeseen construction delays will be experienced, Option Co and Acreage Pharms will be granted its sales license under the ACMPR on the terms and timeline anticipated by the Company, expected sales of inventory will be met and the legalization of the recreational use of marijuana in Canada will occur as expected. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, Acreage Pharms will not be successful in developing additional cannabis strains or, if developed, such strains will not have the benefits anticipated by the Company, the Company will not complete the acquisition of Option Co, Option Co and AB Labs will not be successful in reaching its potential production capacity, Option Co, AB Ventures and Acreage Pharms' production facilities will not be completed as anticipated, construction delays, regulatory approval will not be granted as anticipated and therefore, the anticipated timing of Option Co and AB Labs reaching full production capacity will be delayed, AB Labs will not be granted their secondary license, Option Co will not be granted its first and second licenses and Option Co and Acreage Pharms will not be granted its sales license under the ACMPR, licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company, expected sales of inventory will not be met and the legalization of the recreational use of marijuana in Canada will not occur at all or as expected. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Invictus MD Strategies

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For further information: Larry Heinzlmeir, Vice President, Marketing & Communications, 604-537-8676; In the United States, Terry Wills, twills@willscom.com, 310-877-1458

CO: Invictus MD Strategies

CNW 09:40e 23-MAY-18